

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Rick Dunn
Satellogic Inc.
Chief Financial Officer
210 Delburg Street
Davidson, NC 28036

Re: Satellogic Inc.
Form F-4
Exhibit No. 10.7
Filed September 24, 2021
File No. 333-258764

Dear Mr. Dunn:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance